                                                 Filed by SONICblue Incorporated
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                   Subject Company:  Sensory Science Corporation
                                                     Commission File No. 1-09706

        Except for the historical information contained herein, the matters set forth in this transcript, including statements as to expected revenues, mix and components of revenues, margins, expenses, losses, income and future growth prospects and investment opportunities, expected growth in the audio business, anticipated developments and investments in technology, expected service and licensing revenue and margin streams related to hardware revenue and proprietary technologies, expected expenses and volume ramp in the frontpath business, expected bandwidth expansion and related video-based opportunities, SONICblue's plan to become a leading provider of digital media devices and services and a leader in video-based and home-networking opportunities, its digital media strategy and roadmap of products, expectations regarding the future prospects of its businesses, market share and opportunities, the expected benefits of the combinations of SONICblue and Sensory Science and SONICblue and ReplayTV, and the integration of their technologies with those of SONICblue, expected closing dates for the acquisitions and anticipations regarding approval of the shareholders of Sensory Science and ReplayTV, SONICblue's plan to partner with the leading content distributors, its intention to develop and deliver products through its strategic partnerships, the backpack strategy and expected accessory revenue stream, the development, features, benefits and market acceptance of SONICblue's products, including the new RioVolt, the expected availability and pricing of flash, the expected features and benefits of ComSilica's WhizNET, frontpath's intended focus on the hospitality sector, potential acquisitions, and the timing and strategy of monetization of the UMC shares and use of proceeds derived therefrom, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, manufacturing difficulties, possible delays in the release of other products, the impact of competitive products and pricing and of alternative technological advances, SONICblue's ability to timely introduce products that address market demands, the ability of SONICblue and ReplayTV to negotiate a binding agreement to acquire ReplayTV, the satisfaction of certain conditions to closing of the proposed acquisitions of Sensory Science and ReplayTV, the ability to close the proposed acquisitions, expectations regarding analyst coverage, SONICblue's ability to integrate successfully and in a timely manner acquired technology, brands and operations, and its ability to execute its strategy and to enter into and work with its strategic partners to accomplish the goals of those relationships, and other risks detailed from time to time in the SEC reports of SONICblue Incorporated (formerly S3 Incorporated), including its quarterly report on Form 10-Q for the quarter ended September 30, 2000. These forward-looking statements speak only as of the date hereof. SONICblue disclaims any intention or obligation to update or revise any forward-looking statements.

        SONICblue and Sensory Science will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086. You may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

        SONICblue and Sensory Science, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of SONICblue is set forth in the proxy statement for SONICblue's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

        SONICblue, Diamond, frontpath and HomeFree are trademarks of SONICblue Incorporated. Rio is a registered trademark of RioPort, Inc. and is used by SONICblue under licenses from RioPort, Inc. Other marks referenced herein are the property of their respective owners.

                                      * * *

                   THE FOLLOWING IS A TRANSCRIPT PREPARED WITH
              RESPECT TO THE SONICblue INCORPORATED CONFERENCE CALL

OPERATOR: Good morning and welcome to the fourth quarter 2000 earnings results conference call. All participants will be able to listen only until the question and answer portion of today's conference. This call is being recorded, if you have any objections, you may disconnect at this time. I would now like to introduce your leader for today: Mr. Ken Potashner, Chairman, CEO and President of SONICblue. Sir, you may begin when ready.

KEN POTASHNER: Thank you. Ladies and gentlemen I'd like to welcome you all to SONICblue's end of fourth quarter conference call. I'm joined today by Andy Wolfe our Chief Technology Officer, Jim Cady, General Manager of our Rio business, and Bill McFarland, our acting CFO. We have a lot to discuss today and, but before we get started I'd like to read to you our safe harbor statement. I'd like to remind everyone that our presentation and the statements of management that may be made today in response to investor questions may contain predictions, estimates and other forward-looking statements covering subjects such as revenue gross projections, estimate of future gross margins,estimate for future expenses, capital spending, the completion of business transactions, product shipping schedules and expectations regarding opportunities afforded by SONICblue's investments. These particular forward-looking statements and all other statements that may be made on this call that are not historical facts are subject to a number of risks and uncertainties that may cause the actual results to differ materially. Factors that could cause actual results to differ are set forth in our reports filed from time to time with the SEC, and, in particular, please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Result of Operations--Factors that May Affect Results" in our quarterly report on Form 10-Q for the quarter ended December 31, 2000 [sic].

        At this time Bill McFarland will review the financials, and then I'd like to come back and discuss both the operational performance for the company and comment on the acquisition-related announcements of this morning.

BILL McFARLAND: Thanks Ken. For the benefit of anyone who may not have seen the quarterly earnings report, net revenues for the fourth quarter of 2000 were $99.2 million, and net loss was $37.1 million, or $.40 per share, before amortization of good will, losses from the sale of short-term investments, losses from Rioport.com, extraordinary marketing expenses and excluding after tax costs of $9.8 million resulting from the exit of the graphics chip and multimedia board business. Net loss for the quarter inclusive of good will and all charges was $67.5 million, or $.72 per share. Revenues for the full fiscal year 2000 were $536.7 million, and net income was $312.8 million, or $3.13 per share. By way of supplemental information because I know some of you will ask, depreciation and amortization for the fourth quarter were $15.8 million. Interest expense was $3.2 million. Interest income was $800,000 and capital expenditures for the quarter were $700,000.

        A couple of noteworthy items related to the balance sheet. Cash and short term investments excluding our UMC shares decreased by $45 million in the quarter from $90 million to $45 million. The book value of our UMC shares declined by $111 million during the quarter, and inventories quarter to quarter decreased by $335,000. I'll now turn it back to Ken for further comments.

KEN POTASHNER: Thank you Bill. This quarter was one of substantial achievements for us. We successfully maneuvered through the final requirements of our closing transaction with VIA, enabling us to exit the graphics chips sector thus allowing us to focus our full attention going forward on the high-growth digital media markets we have targeted. With the exit have come substantial restructuring activities reflected in the financials designed to bring our overhead structures more in line with the affordability of our ongoing businesses. We reduced our head count at this point by 400 or about a 40% reduction.

        We continue to be pleased with the rapid progress of our Rio business. This quarter included continued success with our portable Rio 600 and Nike PSA products and the launch of our fourth generation Rio 800 product. Our backpack strategy for the 600/800 will enable an accessory revenue stream as well as--and that will begin contributing in the current quarter. In addition, our products can reach capacity points unrivaled by our competition. We believe that our--We believe that we increased our market share for the fourth quarter and we sold in excess of half of all the MP3 players consumed. We are investing substantially in the brand and many of you may have had visibility to our "I'm listening" campaign deploying both print ad as well as TV spots. This week we have launched our Rio Volt MP3 multi-format CD player which we believe will also be a major success for us. We have established a very substantial road map incorporating digital audio servers and receivers, boom box products, as well as automotive offerings. Through partnerships we have positioned ourselves to participate in both the content as well as the distribution of digital audio. The digital audio strategy we have embarked on provides us with substantial opportunities for profitable and rapid growth; however, we believe there is a broader opportunity to be had.

        The bandwidth access to the home and its progression will enable a multitude of video-based opportunities that we plan to be a leader in as well. We view the digital home including a residential gateway connecting the incoming bandwidth to the home network. Within that network we believe the role for a media server that can distribute the audio and video content to receivers distributed throughout the home becomes essential. It is our intent to participate as a provider of residential gateways, media servers and receivers and have home networking hardware and services. We also believe there are substantial service and licensing revenue and margin streams that we can embark on and benefit from on top of our solution, solution from hardware revenue. And, this will be enabled as a function of the IP and technologies that we will control.

        Today we are announcing the signing of definitive agreement declaring our intention to acquire all the shares of Sensory Science and the signing of a letter of intent with our intention to acquire all the shares of ReplayTV. These two acquisitions will accelerate the realization of our vision substantially and provide us with the technology resources, IP and channels necessary to achieve a leadership position. We will supplement our Rio and Diamond brands with ReplayTV, GoVideo, CalAudio and Rave. As we progress with these acquisitions, we will announce the new divisional alignments for SONICblue.

        Our frontpath business also continues to show solid progress. We have begun supplying our ProGear products to our initial partners for pilot deployments. As previously stated our initial markets will be a series of vertical opportunities with a specific focus on the hospitality sector including hotel deployments.

        Our Access business has now demonstrated, or an incorporation of our Powerline technology and we demonstrated this at the CES, the Consumer Electronics Show, we have designed Powerline capability into several of our future products which will enable consumers to use the power grid of their home to move data, creating networks by simply plugging devices into the power outlets throughout the home.

        On the investment front we continue to place bets that will yield us preferential technology access fueling tomorrow's products. As previously announced this will continue to be a key ingredient to our success.

        In summary, we have a portfolio of exciting products targeted at high-growth sectors of the digital media market. We have substantial financial resources that will enable us to grow and to invest and we have a plan that we believe will result in us achieving an industry leadership position. At this time we will open it up to any questions or comments that you may have.

OPERATOR: Thank you. At this time if you would like to ask a question please press *1. You will be announced prior to asking your question. To withdraw your question please press *2. Once again to ask your question please press *1.

        Our first question comes from Kenneth Abrams of Wellington Management Company.

KENNETH ABRAMS: Yeah, Ken, I think I saw somewhere in the release a statement of forward guidance that was $400 million in revenue?

KEN POTASHNER: Correct.

KENNETH ABRAMS: So, am I to take it that that means four flat sequential quarters in these growth industries?

KEN POTASHNER: No.

KENNETH ABRAMS: You did $99 million, right, in the fourth quarter?

KEN POTASHNER: Yeah, the fourth quarter incorporated graphics chip revenues.

KENNETH ABRAMS: How much were they?

KEN POTASHNER: And, let me finish, the fourth quarter included two key components. One is graphic chip revenues and also some seasonality that you would expect to see with these types of products. At this point we haven't broken out--we don't do segment reporting as you know--so we haven't delineated the chip business from the rest of the business. What we did share is that we experienced 24% quarter on quarter growth on our Rio business and the Rio business is the dominant component of the ongoing business.

KENNETH ABRAMS: Yeah, so, I'm just trying, you know, to rectify that type of . .
 .

KEN POTASHNER:  Right.

KENNETH ABRAMS: . . . supergrowth early in the product cycle with you guys.

KEN POTASHNER: Right, so the other part of the guidance discussion Ken is is that we said that we were taking a revenue stream for the ongoing businesses of $150 million and that, those components will grow to $400 million for fiscal 2001.

KENNETH ABRAMS: Okay.

KEN POTASHNER: So, we're projecting triple-digit growth for the ongoing segments.

KENNETH ABRAMS: Okay, so, the, Rio is not the predominate part of the `99, and you're saying of the 536 that is reported in the `99 and the quarter, $150 million of that is ongoing stuff.

KEN POTASHNER: I'm saying that for fiscal 2000 our continuing businesses achieved a target of about $150 million and those businesses have produced $400 million of revenue for 2001.

KENNETH ABRAMS: Okay. Can you--but you're not going to say what portion of the fourth quarter Rio of that `99 that Rio and the ongoing businesses are?

KEN POTASHNER: Correct, we don't segment report.

KENNETH ABRAMS: Okay. Gotcha.

OPERATOR: And our next question comes from Rick Shotenfeld of Shotenfeld
        Associates.

RICK SHOTENFELD: Hi Ken. Sounds like you guys have been pretty busy. In the last several months you guys have been the subject of some rumors of your own. Should we take these acquisitions as a signal that your strategy is going to be to continue to build on the business and the brand names, and, or could you basically could you comment on those rumors that have been circulated.

KEN POTASHNER: So, I'm not sure, Rick, what rumors you are referring to?

RICK SHOTENFELD: There have been some takeover rumors in light of the valuation compared to, you know, the holdings between stock and other assets that you might yourself be undervalued.

KEN POTASHNER: Yeah, we, as many of you know, we trade at a mild premium, if any, to our key asset, our key financial asset being our UMC shares and that, combined with the success we've had specifically with our Rio business, has had many companies in the consumer electronics space as well as the PC space take note of us participating in an area that is going to be highly relevant to both of those sets. So as you can expect we constantly get bombarded with questions and are we for sale type aspects. Our approach here as you can see with what we have done today, is we have our heads down, very focused on how do we build value to the business. If a buyer came along at the right price we would listen, but at this point we don't--we've got pretty high expectations of what the value is for this company and we're very much in a build, build an enterprise mode, as opposed to let's figure out how to liquidate.

RICK SHOTENFELD: Can you take us through some of the ReplayTV metrics, you know, in terms of revenue. I don't see anything, I mean there is a lot of press releases out here this morning and I may have missed it.

KEN POTASHNER: Yeah, one of the key dynamics here is Replay has gone through a massive repositioning and reorganization so Replay like TiVo went through an initial period where they were shipping a lot of boxes with heavy subsidies both marketing as well as just, just cost-based subsidies to the product and, it is a very expensive model to deploy and a model by the way that we wouldn't touch. What became key to us is Replay redesigned themselves effectively over the last several months if you look at the resource base today it is 90% engineers. They have turned themselves into an IP shop with a technology licensing model and a set of very strong strategic relationships. So, our acquiring them is predominately for technology access. It gives us the ability to embed their technologies into a series of products that we envision. It gives us the ability to continue a very strong licensing revenue and margin stream and it gives us a lot of flexibility. So, so, by no means should anybody assume that we are going to pick up the ReplayTV flag and try to put them back in the business that they were in. For us this is a broad base technology play.

RICK SHOTENFELD: Alright, thanks a lot.

KEN POTASHNER: Thank you.

OPERATOR: Thank you, our next question comes from Peter Lee from Buckingham
        Research.

PETER LEE: Peter Lee, thanks. Hi guys.

KEN POTASHNER: Hi Peter.

PETER LEE: I guess just a follow up on that question. If you could elaborate a little bit more on the size of those acquisitions, maybe the number of people they have or something like that so we can get a better position of that. The foundry if you look at the ADRs is actually selling at a discount. I don't know if we should look at the ADRs. Maybe you could help us in a couple of ways on the foundry. The foundry seems to be doing better than SONICblue. Why not resuscitate the plan to modify that in some way?

KEN POTASHNER: Okay.

PETER LEE: Why are you carrying some in short-term and some in long-term in the investment account?

KEN POTASHNER: You have lots of questions there Peter, but let's step through them. The sizing of Sensory Science is it's on the order of 80 individuals and I'm going to steer you to them, who are also announcing their quarter today, to get a look at their projections of revenue and margin. I know they are pleased with the quarter, the financial quarter that they announced this morning, but I think that is the better place for you to look at their financials. Replay is on the order of 130 individuals as I mentioned very engineering oriented. I don't believe their revenue stream is as relevant given the reorganization that I discussed. Both companies have done substantial positive work in establishing themselves as market leaders in their technology spaces. So, so we'll comment more as we go on the aspects and attributes of those two companies. The ADR, Peter, is trading at a premium for the underlying shares in Taiwan, so it is not at a discount. And last time I did the math it was on the order of a 30% or so premium. We continue to be a very strong believer in the performance of UMC, their financials, their operating financials are tremendous, and as we all know they got caught up in both political turmoil in Taiwan and a general sell off of the TAIEX that we've actually some improvement of late on the both the TAIEX and specifically with UMC, we have begun the process of, of monetization of the UMC shares so we have embarked on a process with Lehman to enact what I've discussed about previously which is a convertible instrument that, that should yield us a premium above the ADR, rather the ADS, and we'll be announcing that plan as we go, but we are currently targeting a late March deployment of that strategy. And I'm going to have Bill comment on short-term versus long-term bookkeeping for the shares.

BILL McFARLAND: Hi Peter, this is Bill. Yeah, in terms of the breakdown between the short-term portion of the UMC investment and the long-term. You may remember that a portion of our investment are subject to trading restrictions and we're not allowed to trade a portion of those shares until January 2002 and so any of the shares that are not readily tradable are in the long-term category and any of--and those are held at the value at which we put them on the balance sheet and the tradable shares are in the short-term portion and are marked to market each quarter.

PETER LEE: Bill, just to follow up on that a little bit. How many shares are in each?

BILL McFARLAND: There are 161 million shares in short-term and 126 million, round numbers, in long-term.

PETER LEE: Those are Taiwan shares?

BILL McFARLAND: Correct.

KEN POTASHNER: Those are Taiwan shares, but our monetization strategy is ADS.

PETER LEE: Okay, got it, thanks.

OPERATOR: Our next question comes from Joseph Coe of Lehman Brothers.

JOSEPH COE: Hi, Ken could you discuss a little bit the--your anticipated closing dates for both Replay and Sensory Science. And, also a couple of questions on Rio, number one, how is that going so far in this quarter, and number two, I think in the last earnings call there was some question whether or not Rio is going to be profitable just because of the advertising you were doing and then, lastly, a question for Bill. In your forward looking guidance you mentioned that you were going be break even in Q2. I was wondering if you could kind of give us a revenue target as to what break even might be. Thanks.

KEN POTASHNER: Okay. Yeah, so, the projected closing dates for Sensory Science is on the order of 90 to 100 days, it requires the shareholder vote on their side before, but we are very confident we will get that. The Replay deal is about a 90 day closing. They are not a public company so it is a matter of their various rounds of investors supporting the deal and there too we've got a high confidence relative to that. Commenting on the Rio business as I mentioned very strong growth. We have reported repeatedly very strong growth for that business. This quarter, what we did is we launched with Chiat Day a fairly comprehensive marketing campaign. We booked the broad-based portion of those expenses in this fourth quarter--Bill--was on the order of $9 million?

BILL McFARLAND: 9 million, exactly.

KEN POTASHNER: That's just of $9 million we booked this quarter. So, we clearly weren't able to cover a one time $9 million marketing expense within the margin of the Rio business for this quarter. What we have laid out with our discussions previously and we're still on track with it is, if you take out the--so the frontpath business is still very much in expense mode. I did mention in the opening remarks that we have begun shipping our first units in a pilot sense, and as--throughout this quarter we'll be ramping volumes on that business. We don't expect that volume ramp to be in a position to cover the costs of that business until the late Q2 timeframe. So that is the key ingredient for us to getting break even as the frontpath business being in a position to cover their cost structure. If we were to strip out the--all the related costs affiliated with the frontpath business and looked at the company as a Rio-only business per se, and the overhead attributed only to the Rio business, that's a profitable business net, net of the extraordinary marketing endeavor that we took on. So our target is, we will report a loss in Q1 as we've consistently said due to the fact that we still don't cover our frontpath investment. Revenues begin ramping through Q1 and through Q2, we move into a break even position in Q2 and we run Q3 and Q4 profitably and an aggregation of a profitable 2001.

JOSEPH COE: Okay, thanks.

OPERATOR: Thank you, our next question comes from David Daglio of Boston
        Company.

DAVID DAGLIO: Hi gentlemen, how are you?

KEN POTASHNER: Good, thank you.

DAVID DAGLIO: I guess the questions really have to do with on the storage side.
        The first is flash price in the spot market is down 30% in the last few weeks. You know, what if any affect might that have on either of your gross profit and/or your average selling price?

KEN POTASHNER: So let me comment, on--then I'll have Jim Cady of the Rio business comment as well. So, I'm going to address the selling price part of it and Jim will give you some indications on what we're seeing on the flash side of it. We have done, I think, a very good job of branding the product. We clearly are seen as the premium brand. I mentioned earlier that we control half of the market. We have done--we've avoided any and all temptations to drop pricing for any reasons. We have not responded to aggressive acts by some of the competition. We have not needed to drop pricing in light of reduced component costs. So we've done a real good job in my mind of holding pricing and the ability to do that has been a function of the branding effort that we've launched here. So, we've been a benefactor of an improved cost structure. So with that let me hand it to Jim on what we are seeing from the flash perspective.

JIM CADY: Yeah, I think we've seen, obviously we've seen a lot of the same things in the flash market where we're seeing, you know, declines in pricing. Not only in the spot market, but over the long term. And the--one of the advantages we have in terms of the way we're set up is we have just in time delivery to our factory. We don't take possession of products until it's actually completed. So, we're in a pretty good position to be able to ride those cost production waves down. And, like Ken mentioned, we've, we have not been in a position to change our retail pricing strategy because we still have a compelling offer with a strong brand. So, I think we're in a reasonable shape to take advantage of those and not be in the opposite direction.

DAVID DAGLIO: What percentage of cost of goods sold do you think is flash?

KEN POTASHNER: Yeah, we, I think it would be a dangerous policy for us to begin breaking our BOMs down. So, I think that puts us at a competitive--I'm not sure I'd want our competitors to have that data.

DAVID DAGLIO: Sure, and then maybe just a broad question here on. There's several different storage mediums out there.

KEN POTASHNER: Right.

DAVID DAGLIO: Flash media, you have a CD read/writeable out there. If you look out a couple of years where do you think most of your growth will be and maybe if you could also talk about some of your investment that you have in other companies in storage space.

KEN POTASHNER: Yeah, so let me make one comment and then Jim's going to answer the brunt of that question. We've given ourselves through our backpack strategy dramatic flexibilities in deployment of whatever is the best storage solution at any given point in time. For instance, at a time that Intel has announced that it will be coming out in the next several months with a 128-megabyte product, we'll be competing against that with something in excess of 3 times the density. So we've positioned ourselves with a lot of flexibility and it's going to enable us to be pretty aggressive at various capacity points, so, but let me have Jim broaden and answer the question broader.

JIM CADY: To kind of reinforce what Ken said, obviously, both the Rio 600 and the Rio 800 have been designed with removable backpacks which allow us to be able to really take advantage of any storage media that is compact in size. And, obviously we've made a couple of investments in that area, the most dominant one being DataPlay which gives us an advantage as backpack technology comes to play for either new players or players that can be upgraded in the field by expanding their memory. So we've got a variety of ways we can do that. In addition, I think we're covering, you know, a variety of markets with the introduction of the Rio Volt yesterday. We show that we can take advantage of compressed CDs and CD burners which are very prevalent in the marketplace and offer, you know, a consumer a more traditional look at audio, but also kind of that expandability of that new format. So, I think we're going to see growth in all segments as the audio business continues to change in all fronts.

DAVID DAGLIO: Thank you.

OPERATOR: Thank you and our next question comes from Asish Kashur of Credit
        Research and Trading.

ASISH KASHUR: Yes, thank you, hi guys. I just had a question, a couple questions with regards to the balance sheet. Bill, if you could maybe go over, I see your cash in short term investments were down about $44.5 million and then your other investment plan was down about $32.5 million. So if you could just attribute how much of that was due to operating losses and maybe any other extraordinary charges that $79 million.

BILL McFARLAND: Yeah, I would say the entire decline in both the cash and the short term investments was due to providing working capital and the funding the operations of the business.

ASISH KASHUR: Okay, and then your short-term UMC investment was down about $111 million, was that just due to marked to market?

BILL McFARLAND: Yes, we did sell a 5,000,000 share block in Q4 and then, but the vast majority was marked to market. Since the end of the year, by the way, we've seen a rebound in the UMC price of about 20%.

ASISH KASHUR: Right, so do you currently own about 275 million Taiwanese shares of UMC?

BILL McFARLAND: It's about 287 million at year end.

ASISH KASHUR: And that's including the 5,000,000 block that you sold.

BILL McFARLAND: Excluding the 5,000,000 block.

ASISH KASHUR: Oh, excluding.

KEN POTASHNER: So, Bill said a key point which is the--as we know these numbers were as of the close of the quarter. We've seen on the order of a 20% rebound in the UMC shares so a lot of that has actually been recovered.

ASISH KASHUR: Right. And then, second to the point you made of being break even in Q2. Maybe if you could just, I guess, provide further detail of how the model might work out because it's a little hard to see from the Q4 numbers, you know, given the negative gross margin, et cetera exactly how the model is going to shape up over the next couple of quarters.

KEN POTASHNER: Okay, well, well--so the key on this is we create a revenue stream for both the frontpath as well as the Rio business will perform in the mid-20s to approaching 30% gross margin. We move to a more traditional spend rate both from an SG&A standpoint as well as we have our R&D operating at the levels that we anticipate continuing at this point. The statement I made earlier on we've taken 400 people out of the model, so we've had massive reductions in our infrastructural costs and that is now complete--we finalized that over the Q4 period so, we're currently today operating at a substantially reduced expense line, and you put the 25 to 30% margin on top of our SG&A and R&D costs and we get to that break even number.

ASISH KASHUR: So just to maybe--

KEN POTASHNER: I'm sorry?

ASISH KASHUR: Just to maybe to go a little further on that operating expense line. If I look at approximately 58 million or so, would it be fair to say that that might fall off in the order of 30 to 40% combined with your reduction in force?

KEN POTASHNER: So the 58 million expense line is inclusive of that workforce.

ASISH KASHUR: Right. And also inclusive of the $9 million sort of extraordinary charge for your advertising budget?

KEN POTASHNER: That's correct. Yeah. So that, again, we see that as a one-time expense, in our mind a great investment, but that's one time we'd be willing to take some level course of marketing expense nothing on that magnitude. And then we have taken the infrastructural reductions throughout the fourth quarter. So we've a much-reduced expense line.

ASISH KASHUR: And, just to the prior question, then would a reduction of 30 to 40% be fair going forward in that operating expense line, or is that ...

KEN POTASHNER: Yeah, we are currently operating at an op. ex. of about 50% of our fourth quarter.

ASISH KASHUR: Okay. That's great. And then lastly, Bill, maybe with regards to the share count, as you got the shares from VIA, it seems approximately the same amount will be issued for your two acquisitions, so is it fair to say that shares outstanding is going to remain essentially flat?

BILL McFARLAND: That's right. That's correct.

ASISH KASHUR: Okay. Thank you.

OPERATOR: Thank you. Our next question come from Ross Weiner of Dunsville
        Capital.

ROSS WEINER: Good morning, Ken.

KEN POTASHNER: Morning, Ross.

ROSS WEINER: Couple of quick questions on some different topics. One is, can you give us a brief update on material goings-on with some of SONICblue's investments, such as in RioPort, KB Gear, DataPlay, Intellon? The second is a little bit of an update on some new product rollouts. You know, Boom Box, Rio Rack, Rio Receiver and how the Dell receiver is doing. And then the third area would be just any updates on analysts' coverage.

KEN POTASHNER: Okay. And let me talk to the investments. I'm going to have Andy
        Wolfe comment as well on how these various investments play together. And also I'll pull into it some of the rationale for the specifically for the ReplayTV investment. We can--as I mentioned before, the investment strategy is designed around giving up IT and technology that fuels tomorrow's products. However, in each case where we've made an investment we've had a financial dimension to that as well. We've made investments in things that we think will demonstrate strong financial return. Let me start with just some developments on RioPort, and everything I'm sharing has been made public by RioPort at this point in time. They have signed every major recording company at this time. So there are five majors. RioPort has now signed deals with each of the five. They have finalized the recent rounds of financing at a $200 million post-money valuation. The last investor was Microsoft and Softbank. So they continue to put together a marquee list of investors. They're showing revenue growth characteristics. They're hitting all their metrics and they have a very robust architecture for transaction-based distribution of music. So we're very pleased with the progress that RioPort continues to make and the relationships that they've made. Intellon, I mentioned previously that we now have products in design incorporating their technology. So there, too, highly pleased with the progress Intellon's making. I'll send you to their sites to check on the status of their public offering, but they've got momentum in that direction at this point in time. KB Gear has reported tremendous growth of their business, and it gives us an indirect way to participate in the youth market. So, we've got highly collaborative relationships back and forth there and, obviously, looking to monetize that down the line. But we're reaping benefits currently. So we think the investment portfolio plays together very nicely in contributing very broadly at this point in time. I'm going to have Andy talk a bit about the strategic significance of Replay in that portfolio.

ANDY WOLFE: Sure. So, let me mention one that you didn't, which is DataPlay, which we're also very excited about. DataPlay won best of show at CES. They have a huge number of partners and they are being recognized as clearly the leading next generation technology for storage of digital media on portable devices. We also did the investment recently in ComSilica. We're very excited about it. Together with Kawasaki Semiconductor, ComSilica is a very early stage investment. But we think they're going to be delivering some of the next generation of wireless home networking for speeds above 40 or 50 megabits per second, which will enable us to start doing some very, very exciting things in the home with digital video. All these opportunities are what really led us to ReplayTV. ReplayTV is not just a hard disk recorder product to us, but it's a set of very critical digital video technology. They have a modular software architecture that allows you to build a wide variety of digital video products, digital video products that'll fit into a networked home, digital video products that can be combined with digital audio products, and most importantly, they've put together a system and an infrastructure of software in the home, hardware in the home and software out on the internet, that allow you to create lots of very, very exciting new business models for content delivery. That allow you to partner, both with some very new, emerging types of business models for delivery audio and video content, and also with kind of the existing big players in the field who are delivering video content today. And they've put a number of relationships together that'll start to come out during this year where they're going to be partnering with leaders in the field and enabling some very, very interesting new business models and some very interesting new products, some of which will come out under other partners' brands and some of which we hope to bring out under some of our own brands later in the year.

KEN POTASHNER: Okay. Ross, what was the second part of your . . .

ROSS WEINER: Yeah, the second part was with respect to new products and rollouts
        Boom Box, Rio Rack, Rio Receiver, how's the Dell Receiver doing?

KEN POTASHNER: Right. So the quick list of where we are on the product roadmap is we're currently, this quarter we began shipping our fourth generation Rio 800, so those are shipping in volume. We're shipping in volume our backpacks, so the storage-enhanced backpacks, so those are shipping in volume. We announced this week availability of our Rio Volt product, so this enables you to play, to go from playing CDs that have 15 songs to CDs that play 100 to 150 songs, so that's now in volume and shipping. We're shipping our branded Rio Receiver at this point in time. Dell was shipping their branded Rio Receiver at this time. The Boom Box is on the roadmap, we'll be launching that to production the end of this quarter. The server, we're looking at what the appropriate launch date is for the server, taking into effect exactly what market we're aligning with that. So that's a mid-year product for us. What else? Did I miss any Jim in terms of . . .

JIM CADY: That's all the ones we talked about. [multiple voices]

KEN POTASHNER: The car product is shipping currently, so this is the empeg solution. That's shipping currently. We've got a follow-on product behind that that we're also targeting what's the right deployment of that product. We've got several products that we're now talking to potential partners on in terms of a co-branding strategy, so you may see relaunches of some of the existing products under a co-branded alignment.

ROSS WEINER: Ken, when you say that you're shipping the S3 branded Rio Receiver, where, you know, where can one find that? Is that shipping through . . .

KEN POTASHNER: So, the SONICblue . . .

ROSS WEINER: Right. I'm sorry. Old habits die hard.

KEN POTASHNER: Yeah. As an example, if you were to go to our website this morning, you can go order one.

ROSS WEINER: Uh huh, okay. Great. Is it going to be in retail outlets as well?

KEN POTASHNER: Yes.

ROSS WEINER: Alright, final, well one question going back to the investment portfolio was with RioPort's latest round of investments in Microsoft and Softbank, where does that leave SONICblue's ownership percentage?

BILL McFARLAND: Low to mid-30s.

ROSS WEINER: Okay, so roughly about the same? And the gentleman before me asked a question about how many UMC shares, and I was a little confused as to the answer as of today, is it 287 or 282?

BILL McFARLAND: It's 287. Sorry.

ROSS WEINER: Okay.

BILL McFARLAND: At the end of December it was 292. The previous quarter we sold the 5,000,000 shares, so at the end of December it was 287,000,000 shares.

KEN POTASHNER: Okay.

ROSS WEINER: Okay. And finally, just anything on analysts' coverage?

KEN POTASHNER: Yeah, we can, you know, for us the key date, the key event was the exit of the graphics chip business. So we wanted to clearly have our portfolio be only the new stuff. And we've achieved that now. We're in discussions with several major firms about picking up coverage. We actually have gone through meetings with analysts from the firms that we've targeted, and we have a couple of those firms have committed analysts to begin doing research on the company. But I think until they launch their reports, I'm not sure it's prudent for me to go ahead and say Company X will pick up research. That's a key agenda item for us and I think we're making good progress. It's slower than we would like, but I think we're making good progress.

ROSS WEINER: Okay. Great. Thank you.

KEN POTASHNER: We have time for one last question.

OPERATOR: Thank you. Our final question comes from Jeff Laverty of McMann
        Securities.

JEFF LAVERTY: Hi. Good morning. Just a couple brief questions regarding the monetization and the UMC investment. Am I correct in understanding that this round of the monetization is going to be the short-term shares that you hold and not the long-term shares?

KEN POTASHNER: That, that's accurate.

JEFF LAVERTY: Okay. And have you given any formal guidance as to what you intend to do with the cash?

KEN POTASHNER: Yeah. We have targeted half of the cash, on the order of half of the cash to be deployed for repurchase of SONICblue stock as a use, and the other half we think will be deployed to continue to make investments and fund operating growth.

JEFF LAVERTY: Just a kind of a picky question--it's going to be an exchangeable structure, correct?

KEN POTASHNER: Yeah. So what we're looking at is a structure which is a convertible instrument priced at a premium to the ADS which will have the effect of deferring tax consequences on the order of three years, and we anticipate a coupon associated with the structure.

JEFF LAVERTY: Yeah, that was my question. You're basically receiving proceeds up front and the tax liability you'll just set up a line item that comes due when the DEC actually matures?

KEN POTASHNER: Right. And the instrument also allows us to participate in some portion of the upside as UMC increases its value.

JEFF LAVERTY: And, when the long-term shares become available for sale, would you consider doing a similar arrangement with that, too?

KEN POTASHNER: Yes.

JEFF LAVERTY: Okay, thank you.

KEN POTASHNER: Okay, so at this point I'd like to conclude the call. I'd like to thank everybody for participating and look forward to talking to you again in the near future. Thank you.

OPERATOR: This concludes Phase conference call. You may disconnect at this time.